Writer’s Direct Dial:  (516) 663-6657
Writer’s Direct Fax:  (516) 663-6857
Writer’s E-Mail:  rbassat@rmfpc.com

May 22, 2013

Mark P. Shuman
Branch Chief - Legal
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          Premier Alliance Group, Inc.
Registration Statement on Form S-1
Filed April 25, 2013
File No. 333-188131

Dear Mr. Shuman:

On behalf of Premier Alliance Group, Inc.(the “Company”), we submit the following responses to the comments set forth in your letter dated May 8, 2013 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-188131) (the “S-1”). The comments from the Comment Letter are included below. The Company’s response follows each comment.

1.
For all selling stockholders that are legal entities disclose whether they are broker-dealers or affiliates of broker-dealers. To the extent that the entities are broker-dealers or affiliates and the shares were not received as transaction-based compensation in capital formation or similar contexts, please revise your document to state that any such sellers are underwriters in the Plan of Distribution where you currently state that selling stockholders may be deemed underwriters.

RESPONSE:
We have revised the S-1 to disclose whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. In addition, we have also revised the Plan of Distribution disclosure to explain that any selling stockholder that is a broker-dealer or an affiliate of broker-dealers that is engaged in the sale of the securities is deemed an underwriter within the meaning of the Securities Act in connection with such sales.

The Staff requested that the Company provide the following representations in its response to the Staff comments. In connection with the S-1, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amendments; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendments; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe the foregoing information and proposed changes to the Company’s filing responds fully to the comments raised in the Comment Letter.  If you have any questions or require additional information, please contact the undersigned by telephone at (516) 663-6657.

Very truly yours,

/s/ Ron Ben-Bassat
RON BEN-BASSAT
For the Firm